Shaping our Platform for Growth

Sales and Operating Earnings Improvement for BWS (millions $)



▶ Net sales increased from $1.84 → $2.29 billion in 2005

▶ Operating earnings increased from $71 → $89 million in 2005

Operating Margin Improvement at Famous Footwear



▶ Operating margin steadily improving at Famous Footwear

Department Store Market Share Improvement at Wholesale*



▶ Wholesale market share in dept. stores more than doubled

* Reflects NPD Group Reported POS Dollar Volume. Year-to-Date October 2006.